Via Facsimile and U.S. Mail
Mail Stop 6010

March 21, 2006

Anthony S. Piszel
Chief Financial Officer
Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367

> **Re:** **Health Net, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 13, 2006**
> **File No. 001-12718**

Dear Mr. Piszel:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

1. We refer to page 58 discussing the AmCareco litigation. The disclosure indicates that an expense of $15.9 million was recognized in the quarter ended June 30, 2005 related to total estimated legal defense costs. Explain to us with reference to authoritative literature why it is appropriate to recognize expenses before they are incurred. In addition, regardless of appeal, it appears that since a court judgment has

been entered against you, a loss for damages is probable in accordance with FAS 5. Revise the financial statements as necessary or explain fully why no revisions are believed necessary.

Notes to Consolidated Financial Statements

Note 16- Reserves for Claims and Other Settlements and Health Care and Other Costs Payable Under Government Contracts, pages F-48-50

2. Note 16 shows a $114.5 million reduction of incurred claims related to years prior to 2005 with the following footnote: "Our liabilities are estimated within a confidence level required under actuarial standards of practice. As such, a change in "incurred claims related to prior years" will be offset by maintaining a consistent level of confidence within the estimate of "incurred claims related to current years." Therefore, a change, which is offset in this manner, would not indicate that health care services were lower than previously estimated." Please explain to us fully how you determined the $114.5 million amount in accordance with SOP 94-5 and your reserves at each reporting date. Also, explain how the accounting described in the following statement about the $114.5 million of positive development from the transcript of your Q4 2005 earnings conference call complies with GAAP: "As a general practice, we continue to rebook this in our reserves." We note your statement about the impact to 2006 EPS if this development is sustained through the first several months of 2006. With regard to changes in reserve estimates refer to each item in comments 1 and 2 in our letter dated December 10, 2003 in your response. We note the following sentence in the disclosure "In California there were significant improvements in the claims processing that had a material impact upon the reserve levels as of December 31, 2005." If this relates to the favorable development please more fully explain. We understand that a portion of the $114.5 million was recognized in each quarter of 2005. Explain why large adjustments to reserves were recognized in each quarter of 2005 and how those amounts were determined.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant